Exhibit 1.01

CONFLICT MINERALS REPORT

For The Year Ended December 31, 2014

This Conflict Minerals Report for The Bon-Ton Stores, Inc. (“Bon-Ton”) is filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2014 to December 31, 2014. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively “conflict minerals” or “3TGs”) for the purposes of this assessment. This Report has been prepared by management of Bon-Ton. The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

1.              Company Overview

Bon-Ton is a regional department store operator, offering a broad assortment of quality apparel for women, men and children as well as cosmetics, home furnishings and other merchandise.

2.              Product Overview

In addition to its nationally distributed brand assortment, Bon-Ton’s exclusive private brand merchandise is a key component of its overall marketing strategy. The private brand merchandise is generally contracted by Bon-Ton to be manufactured in accordance with its specifications.

Bon-Ton determined that during the 2014 calendar year, it contracted to have manufactured merchandise containing conflict minerals and that the use of these minerals was necessary to the functionality of the merchandise.

3.              Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion

Bon-Ton relies on its suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to it, including sources of conflict minerals that are supplied to them from lower tier suppliers.

An integral component of Bon-Ton’s due diligence efforts to determine the source of conflict minerals in its merchandise included retaining Assent Compliance, Inc. (“Assent”) to assist Bon-Ton in its efforts to comply with the Rule. Assent provides environmental compliance services to companies that are required to comply with national and global environmental regulations. The list of suppliers and their responses to the questionnaires were given to Assent to upload to a proprietary software system that was designed to facilitate the collection of accurate information related to the use and source of conflict minerals.

Bon-Ton conducted a survey of its active suppliers using a template known as the Conflict Minerals Reporting Template (“CMRT”) developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (EICC-GeSI), (version 3.02 was in use for 2014). The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products and questions about a supplier’s due diligence efforts.

We began our scoping process by completing a supplier list extraction from our Vendor List. This list was then filtered to remove:

•                  Service Providers/Suppliers

•                  Indirect Materials Suppliers

•                  Inactive Suppliers (i.e. those from whom Bon-Ton purchased no supplies in 2014)

This ensures that all suppliers surveyed provided items to Bon-Ton that were used in final products in the year 2014. Once the filtering was completed, we populated the list with contact information and this list was then provided to Assent for upload to its Assent Compliance Manager SaaS (Software as a Solution) system, a platform that enables its users to complete and track supplier communications as well as allowing suppliers to upload completed CMRTs directly to the platform for assessment.

It was deemed appropriate to not further filter this list based on the necessity of the presence of 3TGs in the products, as we could not definitively determine the presence or absence of 3TGs in all parts supplied. The survey employed the CMRT version 3.02, developed by the Electronic Industry Citizenship Coalition® and The Global e-Sustainability Initiative. As part of the CMRT, questions 1 and 2 allow for further scoping as they ask suppliers whether any of the 3TGs are intentionally added and if they are necessary to the functionality or production of their products. Assent conducted additional analysis of the supply chain and such analysis combined with supplier feedback, allowed Assent and Bon-Ton to reduce the number of suppliers originally included in the supplier list from scope of the conflict minerals regulation.  The factors considered in Assent’s secondary analysis and the information provided that removed these suppliers from scope included:

•                  The product they supply is packaging.  (Labels do not count as packaging)

•                  Parts that do not end up in the final product. (This includes equipment used to make the product but is not a part of the actual product itself, i.e. Industrial equipment, computers etc.)

•                  Test Labs (i.e. Providers that test the resistance or durability of a product)

•                  Service Providers (i.e. any supplier that provides a service but not an actual physical part).

Assent then continued the supplier survey portion of the RCOI on 240 suppliers.

During the supplier survey, suppliers were contacted via the Assent Compliance Manager.

Non-responsive suppliers were contacted a minimum of three times by the Assent Compliance Manager and then were also managed by the Assent Compliance Supply Chain team in one-on-one communications. This included two to three follow-ups from the supply chain team. Additionally, suppliers were contacted via email and phone by Bon-Ton procurement team members as an escalation to encourage their response via CMRTs to Assent.

Assent’s communications with suppliers included training and education on the completion of the CMRT to alleviate any remaining confusion with suppliers. All of these communications were monitored and tracked in Assent’s system for future reporting and transparency.

A notable addition to our program is automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on:

•                 Questions 1 and 2 are minimum requirements for the CMRT

•                  If suppliers state (via Q1 and Q2) that their products do not contain 3TGs necessary to the function or production of said products then no further information is required and no further data validation is completed.

•                  Question 3 – Do any of the 3TGs originate from the covered countries?

•                  Any supplier that has any 3TGs from the covered countries, even 1 positive response from their supply chain must answer yes.

•                  Question 4– is 100% of the 3TG in question from a recycled source?

•                  Question 5 – Have you received information from all relevant 3TG Suppliers?

•                  If you are not at 100%, then you cannot make definitive statements for Questions 3, 4 and 6

•                  Question 6 – Have you identified all your Smelters?

•                  If the answer here is yes, then question 5 must be yes. This also impacts question 3.

All submitted forms are accepted and classified as valid or invalid so that data is still retained.  Suppliers are contacted in regards to invalid forms and are encouraged to resubmit a valid form. As of March 3, 2015, there were 3 invalid supplier submissions.

100% of Bon-Ton’s in-scope suppliers responded to the survey.

4.             Due Diligence Process

4.1   Design of Due Diligence

Bon-Ton’s due diligence measures have been designed to conform in all material respects with the framework developed by The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold, tin, tantalum and tungsten.

Certain of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners.  We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain.  Assent compared these facilities listed in the responses to the list of smelters maintained by the Conflict-Free Sourcing Initiative (“CFSI”), the United States Department of Commerce (DoC) and the London Bullion Market Association (LBMA). If a supplier indicated that the facility was certified as “Conflict-Free,” Assent confirmed that the name was listed by CFSI. As of March 3, 2015, we have validated 36 smelters or refiners and are working to validate an additional 3 smelter/refiner entries from the submitted CMRTs.

Based on the smelter lists provided by suppliers via the CMRTs, we are aware that there are certified conflict free smelters that source from the DRC in our supply chain. Many suppliers are still unable to provide the entirety of their smelters or refiners used for materials supplied to us. Furthermore, many of the responses provided at the company or division level indicated an “unknown” status in terms of determining the origin of 3TGs.

In accordance with Organisation for Economic Co-operation and Development (“OECD”) Guidelines, it is important to understand risk levels associated with conflict minerals in the supply chain. Smelters not being certified DRC-Conflict Free pose a significant risk to the Supply Chain. In the Assent Compliance Manager, (the software used in conjunction with the services of our third party service provider), risk is classified as High, Medium and Low; this Risk rating is generated based on 3 scoring criteria:

Regulated Body: this  assesses whether the smelter has a regulated body number (Smelter CID Number is the primary method).

Proximity:

•                  Level 1 Country: Countries with known active ore production for tin or tantalum that are not identified as conflict regions or plausible countries of smuggling or export of tin or tantalum containing materials. Smelter Country is located in North or South America, Australia or Europe. [Example - G8 Level Countries who are known to meet OECD standards in other sectors.]

•                  Level 2 Country: Known or plausible countries for smuggling, export out of Level 3 countries, or transit of materials containing tin or tantalum. This currently includes Kenya, Mozambique, and South Africa.

•                  Level 3 Country: The Democratic Republic of the Congo (“DRC”) and its nine adjoining countries as outlined in Section 1502 of the Dodd Frank Act. These include Angola, Burundi, Central African Republic, DRC, and Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. These are also commonly referred to as “covered countries” in the Dodd Frank Act Section 1502.

Certification: If the Smelter is certified conflict-free via the Conflict-Free Sourcing Initiative (CFSI) or the London Bullion Market Association (LBMA) Responsible Gold Programme.

We also calculate supplier risk based on the chances that the supplier provides 3TGs that may originate from Non-Conflict Free sources. The value of this risk is calculated based on the risk ratings of the smelters declared by that Supplier on their CMRT.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). At this stage in Conflict Minerals compliance it is well-known that many companies are in the middle of the process and do not have many answers beyond “unknown”. It has been decided that penalizing or failing them for working through the process is likely not the best approach for the initial years of compliance, it does not meet the goals or spirit of the Rule, however evaluating and tracking the strength of the program does meet the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are:

A. Do you have a policy in place that includes DRC conflict-free sourcing?

E. Have you implemented due diligence measures for conflict-free sourcing?

H. Do you verify due diligence information received from your suppliers?

I. Does your verification process include corrective action management?

When suppliers meet or exceed those criteria (Yes to at least A, E, H, I), they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products, including (1) seeking information about 3TG smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding CFSI lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable.  Our existing policy related to relevant documentation of our conflict mineral compliance process requires that documentation will be retained for a period of at least five years.

4.2   Due Diligence Results.

Survey Responses

Bon-Ton received responses from 100% of the in-scope suppliers surveyed.

Smelters or Refiners

The majority of the responses received provided data at a company or divisional level or were unable to specify the smelters or refiners used for components supplied to Bon-Ton. Bon-Ton is therefore unable to definitively determine whether the conflict minerals reported by the suppliers were contained in merchandise supplied to it. Furthermore, suppliers did not always provide smelter lists nor were the smelter lists consistently completed with identification numbers and therefore Bon-Ton was unable to validate that any of these smelters or refiners are actually in its supply chain.

5.             Steps to be Taken to Mitigate the Risk that Conflict Minerals in Our Products Benefit Armed Groups, Including Any Steps to Improve Our Due Diligence Program

As Bon-Ton moves towards developing its due diligence program, it intends to enhance its supplier communication and to improve its data accuracy in order to mitigate the risk that the necessary conflict minerals contained in its products could benefit armed groups in the DRC or adjoining countries.

Bon-Ton intends to undertake the following steps to improve the due diligence process and to gather additional information that will assist it in determining whether any conflict minerals benefit armed groups:

• continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

• establish new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquiries;

• include a conflict minerals flow-down clause in new or renewed supplier contracts;

• communicate with suppliers found to be supplying Bon-Ton with conflict minerals from sources that support conflict in the DRC or any adjoining country to establish an alternative source of conflict minerals that do not support such conflict;

• require completion of all necessary smelter identification information that will enable the validation and disclosure of the smelters as well as the tracing of the conflict minerals to their location of origin.

Forward Looking Statements

This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report Exhibit, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events impacting Bon-Ton. Certain matters contained herein concerning the future, including risk mitigation steps, constitute forward-looking statements and are based upon management’s expectations and beliefs concerning future events impacting Bon-Ton. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them.